 Filed by Meridian Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Meridian Bancorp, Inc.
(Commission File No. 001-36573)

April 22, 2021

Dear Colleagues,

We are excited to share that East Boston Savings Bank and Rockland Trust have signed a definitive merger agreement which will bring together two strong banks with a long and rich history of serving and investing in their local communities.

This transaction unites two organizations dedicated to providing exceptional service and creating financial partnerships with personal and business customers, built on trust, that last a lifetime. Working alongside one another, we will deepen those relationships by offering expanded products, services, and technology to meet our customers’ evolving needs.

Rockland Trust recognizes East Boston Savings Bank’s impressive community leadership and success in forming long-lasting relationships with personal, small business, and commercial customers. You’ll be pleased to hear that Rockland Trust is consistently recognized for their exceptional customer satisfaction by JD Power and, in 2020, was ranked the #1 Bank in Massachusetts on Forbes’ World’s Best Banks list.

Additionally, both of our organizations share the belief that our employees are critical to our success and have worked hard to build a culture where colleagues are respected and cared for. We deeply value the unique qualities that make East Boston Savings Bank a special place to work. We are also proud to share that The Boston Globe has recognized Rockland Trust as one of the “Top Places to Work” in Massachusetts for twelve years in a row and a “Best Place to Work for LGBTQ Equality” by Human Rights Campaign for each of the last six years.

We anticipate the merger to be completed in the fourth quarter of 2021 subject to shareholder and regulatory approvals. Until then, you can expect it to be business as usual for each of our banks. Throughout the process of combining Rockland Trust and East Boston Savings Bank, we commit to keeping you updated with as much information as we are able to share. We are honored to be part of the team with you and look forward to working together to make this merger a success.

Best regards,

Christopher Oddleifson	Richard Gavegnano
CEO	Chairman, President, & CEO
Rockland Trust Company	East Boston Savings Bank

Important Additional Information
Independent Bank Corp. intends to file a registration statement with the SEC, which investors should read carefully. Investors will be able to obtain filings by Independent and Meridian with the SEC free of charge at the SEC’s website at www.sec.gov. Independent and Meridian, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from Independent’s shareholders and Meridian’s stockholders in respect of the proposed merger transaction. Information about these persons is included in each company’s annual proxy statement, and will be included in the registration statement and related proxy statement/prospectus when filed.

ROCKLAND TRUST | BANK

Where Each Relationship Matters®

Frequently Asked Questions
Who is Rockland Trust?
Rockland Trust is a community-oriented commercial bank headquartered in Massachusetts that has been serving consumers and businesses since 1907. Rockland Trust has a deep commitment to the communities it serves and takes great pride in delivering exceptional customer service. As of April 2021, Rockland Trust has 99 branches, 16 commercial lending centers, 10 investment management offices, and 8 mortgage offices located throughout Massachusetts, including Greater Boston, the South Shore, Cape Cod and the Islands, the South Coast, and Worcester County.
We provide personal and business banking, commercial lending, investment management, insurance, mortgages, home equity lending, and mobile and online banking. Rockland Trust is a leader in business and commercial banking, having been awarded Gold by Banker & Tradesman for their ‘Best of Awards” in Commercial Lending and Alternative/Hard Money Lending as well as Silver for Real Estate Lending. In addition, Rockland Trust was ranked the #1 Bank in Massachusetts on Forbes’ 2020 World’s Best Banks list.
At Rockland Trust, we strive every day to be the bank Where Each Relationship Matters® and we believe that our future is tied to the well-being of the communities we serve. Being a good neighbor and giving back to the communities we serve is important to us. Rockland Trust was named by the Boston Business Journal as one of the region’s Top Corporate Charitable Contributors for the 7th consecutive year. In 2020, Rockland Trust and its affiliated foundations donated a combined total of over $2.3 million to support local charities. Being a bank is about more than providing financial products and services—it’s also about being a strong advocate and steward for the community organizations that help support the individuals, families, and businesses that make up our communities. This is a fundamental belief that has been a core element of our culture for more than 114 years.
We have a strong belief that our employees are critical to our success and have worked hard to build a culture where colleagues are respected, cared for, and invested in. We are also proud to share that The Boston Globe has recognized Rockland Trust as one of the “Top Places to Work” in Massachusetts for twelve years in a row. Rockland Trust has also been honored as a “Best Place to Work for LGBTQ Equality” by the Human Rights Campaign each year since 2016.

What are some of the benefits I will experience as a Rockland Trust customer?
As a customer, you will benefit from
•	More banking locations with 99 branches located throughout Massachusetts, including Greater Boston, the South Shore, Cape Cod and the Islands, the South Coast, and Worcester County;
•
Convenient banking with access to over 160 Rockland Trust ATMs, thousands of SUM ATMs surcharge-free, 22 branches with Sunday hours, a Customer Information Center that’s open seven-days a week, extended banking hours using our ATMs with Live Teller Services, telephone banking, and online live chat;

•	“Smart” ATMs with envelope free deposit capability;
•	State-of-the-art mobile banking for consumers and businesses with fingerprint and face ID login;
•	Mobile wallet access with Apple Pay, Google Pay, and Samsung Pay;
•	An app that allows you to temporarily turn your Rockland Trust Debit Card on and off;
•
Access to a large team of investment advisors and a wide range of investment management and trust services and products through the Rockland Trust Investment Management Group (IMG) - including investment management, retirement planning, financial planning, trust and estate planning, tax planning, and insurance strategies and solutions;

•	Customized solutions for Non-Profit Organizations;
•	A robust suite of Treasury Management products and services for businesses;
•	Business and consumer credit cards that provide rewards, multiple layers of security, and other built-in benefits;
•	Larger commercial lending capacity, up to $75 million per qualified business client;
•	Merchant services that allow business customers to accept credit and debit cards in their stores and even on their websites;
•	Foreign exchange services and
•	1031 exchange service.
 When will the transaction be completed?
The transaction is subject to approval by banking regulators and shareholders. We anticipate that the merger will be complete in the fourth quarter of 2021.

Will there be any changes to my accounts at East Boston Savings Bank?
Rockland Trust does not anticipate significant changes in the immediate future. Your relationship is important to us and every effort will be made to minimize changes to your accounts, rates, and fees as the two organizations' products and systems are aligned. Throughout the process of combining Rockland Trust and East Boston Savings Bank, we will keep customers informed on what to expect through ongoing communications.

Will my account numbers or debit card number change?
Over the coming months, Rockland Trust will determine if any account numbers will need to change. Once the merger is approved, you will receive additional communications from Rockland Trust about your accounts, account numbers, and when you can expect a new debit card. We are committed to making this transition as seamless as possible for you.

How much notice will I be given about changes that affect me?
In the immediate future, you can expect very little change to your accounts and the way you bank. We’ll inform you every step of the way as East Boston Savings Bank merges into Rockland Trust. Watch your mailbox and email in the coming months for additional information. To ensure you don’t miss any important messages from us, please log in to East Boston Savings Bank online banking to confirm your phone number, mailing address, and email address are up-to-date.

When can I start using Rockland Trust branches and ATMs?
For the time being, you should continue to use your East Boston Savings Bank branches for all of your banking needs. Once the merger is complete, you will have the convenience of banking at over 100 branches and over 160 ATMs. Plus, you will have access to thousands of SUM ATMs surcharge-free.

As an East Boston Savings Bank Customer, is there anything I need to do at this time?
Here are a few steps you can take:
•	Bank as you normally would today. For now, you will continue to see the East Boston Savings Bank name at East Boston Savings Bank branches, ATMs, and on the website.
•	Log in to your East Boston Savings Bank online banking account and confirm your phone number, mailing address, and email address are up-to-date.
•	Watch your mailbox and email. We'll continue to give you timely updates as we transition East Boston Savings Bank into Rockland Trust.

Where are the neighboring Rockland Trust branches located?
For a map and a complete listing of all of our locations, visit rocklandtrust.com/about-us/get-in-touch/locations

What will the name of the bank be?
The name of the combined bank will be Rockland Trust.

Will any branches close?
We are currently reviewing where there may be overlaps in our two organizations and assessing how to best serve customers. Some branch closings are expected as we have some communities with branches in close proximity to each other. We will share additional information as soon as any decisions can be communicated.

Is Rockland Trust a member of the SUM® ATM program?
Yes. Rockland Trust is a member of the SUM ATM program. The SUM ATM program provides customers with the option of using thousands of SUM ATMs surcharge-free. For a complete listing of SUM locations, visit SUM-ATM.com.

Does Rockland Trust offer online and mobile banking?
Yes. Rockland Trust offers state-of-the-art online and mobile banking services for consumers and businesses. Rockland Trust’s mobile banking includes features such as mobile deposit, bill pay, account transfers, transaction information, and security alerts. In the near future, we will be offering a service that gives customers access to their very own dedicated banker right from their mobile device or computer. Customers can get banking advice, ask account questions, and perform account maintenance - all without leaving their home.

Does Rockland Trust have the same deposit insurance coverage as East Boston Savings Bank?
Rockland Trust is a strong, secure, and well-capitalized bank and a safe place for deposits. All deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. This coverage can be increased for larger deposits through titling of accounts. We also participate in the Certificate of Deposit Account Registry Service (CDARS). These certificates of deposit (CDs) enable customers to insure their deposits up to $50 million.
Deposits at East Boston Savings Bank are also insured by the FDIC up to $250,000.  If you have accounts at both Rockland Trust and East Boston Savings Bank, under federal law you will continue to receive the same FDIC coverage as if your accounts were still at separate banks for six months after the merger. Certificates of Deposit will continue to receive separate FDIC insurance coverage until the first maturity date after the six-month period. After six months have passed, if your total aggregate account balances exceed $250,000, any excess may not be covered by FDIC insurance.
East Boston Savings Bank provides additional deposit insurance coverage through the Depositors Insurance Fund (DIF) for Massachusetts savings banks for amounts in excess of the amounts covered by FDIC insurance.  East Boston Savings Bank’s excess deposit insurance through DIF will no longer be available after the merger. Therefore, there will be changes to your deposit insurance coverage at the time of the merger if you have over $250,000 in your aggregate deposit accounts at East Boston Savings Bank.  For more information on FDIC insurance, visit their website at FDIC.gov.

Where can I get further information?
As we work on merging the two organizations, we will provide updated information on RocklandTrust.com. If you are a customer of East Boston Savings Bank, we will notify you well in advance of any changes to your accounts or services. We are committed to making this the beginning of a great relationship.
Important Additional Information
Independent Bank Corp. intends to file a registration statement with the SEC, which investors should read carefully. Investors will be able to obtain filings by Independent and Meridian with the SEC free of charge at the SEC’s website at www.sec.gov. Independent and Meridian, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from Independent’s shareholders and Meridian’s stockholders in respect of the proposed merger transaction. Information about these persons is included in each company’s annual proxy statement, and will be included in the registration statement and related proxy statement/prospectus when filed.

A Message to Colleagues from Richard Gavegnano, President and Chief Executive Officer:

I have some important news to share.  This afternoon we issued the attached press release announcing that, subject to shareholder and regulatory approvals, East Boston Savings Bank will be merging with Rockland Trust.
Joining forces with Rockland Trust will provide us with the scale and resources we need to compete with the largest banks in our market, while enabling us to continue to deliver the exceptional service our customers have grown to expect.
We have worked hard to ensure that this transaction is the right decision for our employees and customers.  There are many similarities between our two institutions.  I can assure you that Rockland Trust cares deeply about the connections they build with the people and communities they serve, and they know how critical you are to preserving those relationships.
Rockland Trust fully appreciates, and has long admired, the legacy we’ve built throughout Greater Boston.  Through our hard work and leadership, they are committed to learning about the unique needs of individuals, families, and business owners in our footprint and will remain dedicated to helping us advocate for and meet those needs.
Rockland Trust is a community-oriented commercial bank that was founded in 1907.  They offer a wide variety of personal and business banking and credit services, as well as trust and investment management services to customers, businesses, nonprofits, and municipalities.  They currently operate 99 branches throughout Massachusetts and have over $13 billion in assets.
This merger will unite two strong banks with a long and rich history of serving our local communities.  Working alongside one another we will deepen the relationships we’ve built with our customers by offering expanded products, services, and technology to meet our customers’ evolving needs.
It is important to understand that the Board of Directors, Senior Management and I will remain in place until this transaction is completed, which we expect to occur sometime in the fourth quarter.  Personally, I would like to thank each of you for making EBSB one of the most successful banking franchises in the greater Boston market.  Working with all of you continues to be an honor and a pleasure.
I know you will have many questions about how this combination will affect you and your customers. To begin providing you with information regarding this merger, we will be conducting a zoom call at 9:00 AM tomorrow morning.  Information regarding this call will be provided in a separate email later today.
I look forward to speaking with all of you tomorrow morning.

Important Additional Information
Independent Bank Corp. intends to file a registration statement with the SEC, which investors should read carefully. Investors will be able to obtain filings by Independent and Meridian with the SEC free of charge at the SEC’s website at www.sec.gov. Independent and Meridian, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from Independent’s shareholders and Meridian’s stockholders in respect of the proposed merger transaction. Information about these persons is included in each company’s annual proxy statement, and will be included in the registration statement and related proxy statement/prospectus when filed.